

October 14, 2011

Via e-mail
Dr. Shalom Hirschman
Principal Executive, Financial and Accounting Officer
Quantrx Biomedical Corporation
P.O. Box 4960
Portland, Oregon 97062

>   **Re: Quantrx Biomedical Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed April 14, 2011**
>   **Form 10-Q for the quarterly period ended June 30, 2011**
>   **Filed August 16, 2011**
>   **File No. 000-17119**

Dear Dr. Hirschman:

We have reviewed your response dated October 7, 2011 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010 filed April 14, 2011

Item 8. Financial Statements and Supplementary Data, page 26

1.   We note that you plan to amend your December 31, 2010 Form 10-K in response to prior comments 1, 2, 3, 4, 5, 6, 8 and 9. We also note that you plan to amend your June 30, 2011 Form 10-Q in response to prior comment 12. Please note that we may have further comments once you file the amendments.

Note 14. Capital Stock, page F-26

2.   Further to your response to prior comment 7, please tell us in more detail how you accounted for and valued each component of the exchange in October 2010 and why. Explain how you calculated the amount of the gain on the sale of the FluoroPlarma shares and the amount at which you recorded the Series B preferred stock. Cite the accounting literature you applied and how you applied that literature to your facts and circumstances.

3.   Further, please revise the disclosure to clarify, similar to your response, that you received the cash proceeds of $789,704 for the sale of 1,316,173 shares of FluoroPharma common stock valued at $0.60 per share.

Form 10-Q for the Quarterly Period Ended June 30, 2011 filed August 16, 2011

Item 1. Financial Statements

Statements of Operations, page 3

4.   In response to prior comment 10, you responded that the loss from joint venture of $210,646 for the six months ended June 30, 2011 was due to the write down of all assets and liabilities related to QN Diagnostics LLC ("QND"), the Company's former joint venture. Please explain to us further why you experienced a loss in the value of the investment during the period and how you considered ASC 323-10-35-32 and 35-32A. Please also discuss why you did not include disclosure of the nature and measurement of the loss.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 511-3604 or me at (202) 551-3671 with any questions.

                                                Sincerely,

                                                /s/ Martin James

                                                Martin James
                                                Senior Assistant Chief Accountant